[redacted]

11015192

UNITED STATES
[ES AND EXCHANGE COMMISSION
Washington, DC 20549

CM

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SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2011 WASH, D.C. 189

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8 – 40956

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

A. J. PACE & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 BROADWAY, SUITE 3300
(No. And Street)

NEW YORK, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY PACE (212) 277-7223
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

JP 3/14

OATH OR AFFIRMATION

I, ANTHONY PACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. J. PACE & CO., INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO /PRESIDENT
Title

Notary Public

BARBARA A. LEDERMAN
Notary Public, State of New York
No. 4964395
Qualified in Westchester County
Commission Expires April 2, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.J. PACE & CO., INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

A.J. PACE & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2010

A.J. PACE & CO., INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

CONTENTS

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
A.J. Pace & Co., Inc.:

We have audited the accompanying statement of financial condition of A.J. Pace & Co., Inc (the "Company"), as of December 31, 2010, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.J. Pace & Co., Inc as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio & Associates LLP

New York, New York
January 31, 2011

A.J. PACE & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 12,099
Due from broker	354,341
Prepaid expenses	399
Security deposits	500
Fixed assets (net of accumulated depreciation of $648,989)	14,780
TOTAL ASSETS	$ 382,119

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other liabilities	$ 102,223
Stockholder's Equity:	
Common stock, 200 shares authorized, no par value 100 shares issued and outstanding	50,000
Additional paid-in capital	3,541,823
Accumulated deficit	(3,311,927)
TOTAL STOCKHOLDER'S EQUITY	279,896
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 382,119

The accompanying notes are an integral part of these financial statements.

A.J. PACE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue:	
Commission income	$ 1,462,290
Management fees	233
Other income	59,483
TOTAL REVENUE	$ 1,522,006
Expenses:	
Employee compensation and benefits	1,035,199
Clearing broker and regulatory fees	141,649
Occupancy (net of rental income of $41,215)	151,104
Communications and technology	58,347
Professional fees	46,113
Travel, entertainment and business development	62,678
Office expense	32,114
Depreciation and amortization	15,630
Other expenses	29,162
TOTAL EXPENSES	1,571,996
Net Loss	$ (49,990)

The accompanying notes are an integral part of these financial statements.

A.J. PACE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 31, 2009	$ 50,000	$ 3,541,823	$ (3,261,937)	$ 329,886
Net Loss	-	-	(49,990)	(49,990)
Balance at December 31, 2010	$ 50,000	$ 3,541,823	$ (3,311,927)	$ 279,896

The accompanying notes are an integral part of these financial statements.

A.J. PACE & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net loss		$ (49,990)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	$15,630	
Increase in due from broker	(32,935)	
Decrease in management fees receivable	2,300	
Decrease in prepaid expenses	10,225	
Increase in accounts payable and other liabilities	68,464	
Total Adjustments		63,684
Net cash provided by operating activities		13,694
Cash flows from investing activities:		
Purchase of equipment		(2,864)
Net cash used in investing activities		(2,864)
Net Increase in cash		10,830
Cash at December 31, 2009		1,269
Cash at December 31, 2010		$ 12,099

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND OPERATIONS

A.J. Pace & Co., Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities consist primarily of agency commission transactions. The company maintains offices in New York and Florida.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income

The Company records commission income and related expenses on a trade-date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Management Fee Income

The Company records quarterly management fee income from a related party at a percentage of capital under management subject to such management fees. The Company records fee income as earned.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the declining balance method over an estimated useful life of five to seven years for equipment and straight line over the life of the leases for leasehold improvements.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the federal and state tax on corporate income and receives the benefit of corporate loss. The Company is treated as a "C" corporation for New York City income tax purposes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company has a combined state and city deferred income tax asset of $198,601 at December 31, 2010 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $198,601 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $2,126,951 as of December 31, 2010 which begin to expire in 2023.

The valuation allowance decreased by $6,339 for the year ended December 31, 2010.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2010 are as follows:

Office equipment	$192,730
Furniture and fixtures	132,430
Leasehold improvements	338,609
	663,769
Less accumulated depreciation	648,989
	$ 14,780

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital as defined, of $260,217 which was $210,217 in excess of its required net capital of $50,000.

NOTE 5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii), and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 6. OFF-BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

NOTE 7. OTHER CONCENTRATIONS

A substantial portion of the Company's assets are held by its clearing broker. Management does not expect any loss with respect to its relationship with its clearing broker.

NOTE 8. PROFIT SHARING PLAN

The Company has a profit sharing plan which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. Profit sharing plan contributions for the year ended December 31, 2010 were approximately $8,350.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Occupancy expense, net of rental income of approximately $41,215, for the year ended December 31, 2010 was approximately 151,104.

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $150,000.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and believes that there are no subsequent events requiring further disclosure.

SUPPLEMENTARY INFORMATION

A.J. PACE & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2010

Total Stockholder's Equity		$ 279,896
Less nonallowable assets		
Prepaid expenses	399	
Security deposits	500	
Fixed assets, net	14,780	
		15,679
Other deductions - broker blanket bond charge		4,000
Net Capital		$ 260,217
Aggregate Indebtedness:		
Accrued Expenses		$ 102,223
Total Aggregate Indebtedness		$ 102,223
Ratio of Aggregate Indebtedness to Net Capital		0.39 to 1
Computation of Minimum Net Capital Requirement:		
Minimum Net Capital (The greater of 50,000 or 6.67% of aggregate indebtedness)		$ 50,000
Excess Net Capital		$ 210,217
Reconciliation with the Company's Computation (Included in Part II A of Form X-17A-5 as of December 31, 2010)		
Net Capital as Reported in the Company's Unaudited, FOCUS, X-17a-5 Part IIA as of December 31,2010		$ 277,217
Adjustment		
Increase in accounts payable		(17,000)
Net Capital Per Above		$ 260,217

A.J. PACE & CO., INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
A.J. Pace & Co., Inc.:

In planning and performing our audit of the financial statements of A.J. Pace & Co., Inc (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in Internal Control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness ("Material Weakness") is a deficiency, or combination of deficiencies, in Internal Control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of Internal Control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be Material Weaknesses. We did not identify any deficiencies in Internal Control and control activities for safeguarding securities that we consider to be Material Weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fulvio & Associates, LLP

New York, New York
January 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
A.J. Pace & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by, anyone other than these specified parties

New York, New York
January 31, 2011

Fulvio & Associates LLP

A.J. PACE & CO., INC.
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

	Date Paid	Payments	Annual Assessment per Report
SIPC - 6 General Assessment For the first half of the year ended December 31, 2010	Jul. 28, 2010	$ 938	
SIPC - 7 General Assessment For the year ended December 31, 2010	Feb. 16, 2011	631	$ 1,569
Total		$ 1,569	$ 1,569